ZenVR
891 followers
1d •

Join us next Wednesday at Noon EST for a webinar on how you would be able to participate in our equity crowdfunding campaign. We'll cover 1) the business, 2) the platform you would raise on, 3) what to consider when investing in a startup, then open for 10 minutes+ of Q&A.

Register: https://lnkd.in/g5SKWUYy

FYI anyone would be able to invest in the future of meditation for as little as $100, or as much as you'd like!

Disclosures: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#crowdfunding #wefunder #TheFutureofMeditation #ZenVR #meditationBeyondRelaxation


ZenVR
WEFUNDER
Matt Golino
CEO & Founder
Jeff Dion
Crowdfunding Expert
Eric Bruce
CMO
ZenVR™: Building Wealth Through Investing in Our Shared Future
JOIN US NEXT WEDNESDAY NOV 9, 2022 12:00 PM EST

Matt Golino and 8 others



ZenVR™

Invest in the Future of Meditation!



ZenVR
WEFUNDER
Matt Golino
CEO & Founder
Jeff Dion
Crowdfunding Expert
Eric Bruce
CMO
ZenVR™: Building Wealth Through Investing in Our Shared Future
JOIN US NEXT WEDNESDAY NOV 9, 2022 12:00 PM EST

Click Here to Register

Hello everyone, this is Matt Golino, founder of ZenVR™. I am writing to share something really special with you. Mostly because of you all, ZenVR™ has been growing like crazy, and so recently we've embarked on a mission to raise money to fuel even more growth.

When we started to think about who we would most enjoy partnering with, it quickly became clear that we want YOU to be alongside us for this amazing financial ride!

What this means is we're letting our friends, family, customers, and fans become actual investors in ZenVR™ (aka, as we grow in value as a company, you make money with us). We're hosting our raise on a cool platform called Wefunder, and the minimum investment amount is literally $100.

What this means is we're letting our friends, family, customers, and fans become actual investors in ZenVR™ (aka, as we grow in value as a company, you make money with us). We're hosting our raise on a cool platform called Wefunder, and the minimum investment amount is literally $100.

We'll be sharing so much more about what we've been able to accomplish over the past year or so, where we will be headed after this raise, and how you can become an owner in this shared vision over the coming few weeks. To start it off, **we'd like to invite you to an investor Q&A webinar on November 9th, where will answer your questions and explain why we decided to include you all in this round fundraise.**

Click Here to Register

Please sign up in the link above and we'll see you soon for this interactive event!


ZenVR
Join us in bringing research-backed meditation to everyone across the globe.
We're just getting started as we develop this VR-first training curriculum with new lessons, Teachers, And Modes To Build Meditation for our future: immersive, educational, accessible to all.
- Matt Golino Creator of ZenVR™

Disclosures:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Matt Golino
matt.golino@zenvrapp.com
Founder of ZenVR™

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ZenVR

Yesterday at 4:34 PM ·

Invest in the Future of Meditation! Join us next Wednesday at Noon EST for a webinar on how you would be able to participate in our equity crowdfunding campaign. We'll cover 1) the business, 2) the platform you would raise on, 3) what to consider when investing in a startup, then open for 10 minutes+ of Q&A.

Register: https://us02web.zoom.us/.../tZAuc-2rrz8uHtBAj_t8...

FYI anyone would be able to invest in the future of meditation for as little as $100, or as much as you'd like!

Disclosures:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#crowdfunding #wefunder #TheFutureofMeditation #ZenVR #meditationBeyondRelaxation #EquityCrowdfunding


ZenVR
WEFUNDER
Matt Golino
CEO & Founder
Jeff Dion
Crowdfunding Expert
Eric Bruce
CMO
ZenVR™: Building Wealth Through Investing in Our Shared Future
JOIN US NEXT WEDNESDAY NOV 9, 2022 12:00 PM EST

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ZenVR

Published by Eric Bruce · 1m ·

Thanks to everyone who participated in our webinar on "ZenVR: Building Wealth Through Investing in Our Shared Future!"

It's not too late to register your email here to receive the recording that will cover 1) the business, 2) the platform you would raise on, 3) what to consider when investing in a startup, then open for 10 minutes+ of Q&A.

Register: https://us02web.zoom.us/.../tZAuc-2rrz8uHtBAj_t8...

Disclosures:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#crowdfunding #wefunder #TheFutureofMeditation #ZenVR #meditationBeyondRelaxation #EquityCrowdfunding


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ZenVR
899 followers
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Thanks to everyone who participated in our webinar on "ZenVR: Building Wealth Through Investing in Our Shared Future!"

It's not too late to register your email below to receive the recording that will cover 1) the business, 2) the platform you would raise on, 3) what to consider when investing in a startup, then open for 10 minutes+ of Q&A.

Register: https://lnkd.in/gvn6e3P7...

Disclosures:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#crowdfunding #wefunder #TheFutureofMeditation #ZenVR #meditationBeyondRelaxation #EquityCrowdfunding


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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.